                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    NEUROCHEM INC.
     May 11, 2004
                                      By:           /s/ David Skinner
                                         ---------------------------------------
                                                       David Skinner
                                                  Director, Legal Affairs,
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275  Armand-Frappier Blvd
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7
================================================================================

                          FOLLOWING CHANGE IN YEAR-END
                            NEUROCHEM REPORTS RESULTS
                      FOR FIRST QUARTER OF FISCAL YEAR 2004

          NEUROCHEM WILL HOST A CONFERENCE CALL TODAY AT 4:30 P.M. EDT

MONTREAL, MAY 11, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today results for the first quarter, ended March 31, 2004, of its current fiscal year. For the quarter, the Company reported a net loss of $9,164,000 ($0.31 per share), compared to $5,609,000 ($0.25 per share) for the same period the previous year.

The first quarter saw significant progress being made on each of Neurochem's three clinical programs, as well as important management appointments and, following the close of the quarter, the move to new headquarters for the Company that will consolidate operations under one roof and improve overall efficiency.

"We have been moving quickly on all fronts and I am very pleased with our achievements overall and with the results from our clinical programs," said Dr. Francesco Bellini, Neurochem's Chairman and CEO. "While we are waiting for the completion of the on-going Phase II/III clinical trial for Fibrillex(TM), a large portion of our financial and human resources has been concentrated on the initiation of the Phase III clinical trials in North America and Europe for Alzhemed(TM). The two studies are designed to enroll about 950 mild-to-moderate Alzheimer's Disease patients each. The North American Phase III trial is planned to start in June 2004, to be followed shortly thereafter by the European Phase III study in early 2005. These near-term and large drug development activities will result in an increase in our monthly cash burn-rate and overall expenses," he added.


PROGRESS ON PRODUCT CANDIDATES

FIBRILLEX(TM)
For Fibrillex(TM), the Company received its third and fourth unanimous recommendations from its Data Safety Monitoring Board (DSMB) of independent medical experts to continue the Phase II/III clinical trial on its orphan drug candidate Fibrillex(TM), for the treatment of Amyloid A (AA) Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases. Each recommendation was made following a review of safety data by the DSMB. Positive recommendations following earlier reviews were also unanimous. The Phase II/III clinical trial, designated as Fast Track by the U.S. Food and Drug Adminisration, is on target and is scheduled to end in January 2005. Assuming positive clinical outcomes from the Phase II/III trial, Neurochem expects regulatory approvals by the end of 2005.


ALZHEMED(TM)
Progress in developing Neurochem's product candidate for Alzheimer's Disease
(AD), Alzhemed(TM), was also very encouraging as the Company reported positive interim results in Alzheimer's patients after 12 months of treatment and, later, following the close of the quarter, after 16 months of treatment. Overall, 82% of the mild AD patients experienced stabilized or improved cognitive function tests after 16 months of treatment with Alzhemed(TM). Alzhemed(TM) is presently in a 21-month, open-label Phase II extension study and a North American Phase III study is planned to begin in June 2004. During the quarter, Neurochem formed a strategic alliance for the prevention and treatment of AD with the National Research Council of Canada's Institute for Biological Sciences, and more specifically with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. To add to its vaccine strategy, Neurochem also announced an in-licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, related to certain amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.


CEREBRIL(TM)
After the close of the quarter, Neurochem reported promising Phase II clinical results and a good safety profile for Cerebril(TM), Neurochem's product candidate for Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy(HS-CAA). There were no safety findings of concern in patients treated with Cerebril(TM). The pharmacokinetic profile of this product candidate has been well characterized, with Cerebril(TM) being detected in the cerebrospinal fluid (CSF) of the patients, suggesting its ability to cross the blood-brain-barrier. The Company is expected to initiate a Phase IIb clinical trial in early 2005 designed to determine whether Cerebril(TM) can prevent recurrence of stroke in patients suffering from CAA.


ENHANCING THE INFRASTRUCTURE
The Company announced a conditional agreement to purchase the Shire BioChem facilities located in Laval, Quebec. The transaction is expected to close in May, 2004. This opportunity allows Neurochem to bring together employees into one site and to house its growing number of employees within one state-of-the-art facility. Two important additions to the Company's management team were also announced during the quarter with the arrival of Ms. Christine Lennon as Vice President, Business Development, and Ms. Judith Paquin as Vice President, Human Resources.


CONFERENCE CALL
Neurochem will host a conference call today at 4:30 P.M. EDT. The telephone number to access the conference call is 1 (800) 291-5032. A replay of the call will be available until May 18, 2004. The telephone number to access the replay of the call is 1 (800) 558-5253, code 21195095.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the selected financial information contained herein.

For the three month-period ended March 31, 2004, net loss amounted to $9,164,000 ($0.31 per share), compared to $5,609,000 ($0.25 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $5,577,000 for the current quarter, compared to $4,656,000 for the same period last year. The increase is mainly due to hiring additional employees in clinical development. In the three month-period ended March 31, 2004, the research and development expenses incurred were mainly to support: the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study; the on-going Alzhemed(TM) Phase II extension study and advancement towards its Phase III clinical trials; the successful completion of the Cerebril(TM) Phase II clinical trial which ended in January 2004, as well as on-going drug discovery programs. As at March 31, 2004, Neurochem had 162 patients in clinical trials.

Research tax credits amounted to $312,000 this quarter, compared to $266,000 for the comparable quarter last year. Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses during the current period.

Research grants and other amounted to $119,000 this quarter, compared to $623,000 for the same quarter last year. In the prior year, research grants consisted principally of investment contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM), as well as payments received from the FDA for the development of Fibrillex(TM), whereas the amount reported for the current period consists only of grants received from the FDA for Fibrillex(TM) and from the National Sciences and Engineering Research Council (NSERC).

General and administrative expenses for the quarter totaled $3,965,000, compared to $1,718,000 for the same quarter last year. The increase is essentially due to the expansion of the corporate infrastructure necessary to support growth and the overall activity level increase at the Company, in particular, in the legal, administrative, marketing, and senior management functions of the Company. More specifically, year over year, the increase is due in part to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our U.S. financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication.

Depreciation and amortization for the current quarter increased to $368,000 from $321,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as increases in patent costs, during the past year.

Interest income amounted to $322,000, compared to $161,000 for the comparable quarter last year. The increase results from higher average cash balances in the current period, compared to the same period last year and is offset by a larger portion of the investment portfolio denominated in US dollars, which earned a lower yield.

Foreign exchange gains amounted to $441,000 for the current quarter, compared to $67,000 for the same quarter last year. The increase is attributable to higher average cash and investment balances denominated in US dollars, along with the weakening of the Canadian dollar versus the US dollar during the period.


Stock-based compensation

As of January 1, 2004, the Company implemented the new accounting policy requiring the use of the fair value based method for recording stock options. One of the transitional options available to the Company was to retroactively apply the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. As a result, $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. In the current quarter, an amount of $424,000 was expensed as a result of the new policy. See notes 2 and 4 of our interim Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004, the Company had cash, cash equivalents and marketable securities of $68,367,000 compared to $77,594,000 at December 31, 2003. The decrease is due to funds used in operations and in investing activities, net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options.

As at April 30, 2004, the Company had 30,056,906 common shares outstanding, 2,491,747 options granted under the employee stock option plan and 4,000,000 warrants.

                                 NEUROCHEM INC.
   SELECTED UNAUDITED FINANCIAL HIGHLIGHTS ($'000CDN, EXCEPT PER SHARE DATA)

                                                   THREE-MONTH PERIOD ENDED
                                                            MARCH 31
                                                   -------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                    2004           2003
-------------------------------------              ----------     ----------
                                                            $              $
Expenses:
  Research and development                              5,577          4,656
  Research tax credits & grants                          (431)          (889)
  General and administrative                            3,965          1,718
  Stock based compensation                                424              -
  Depreciation and amortization                           368            321
  Interest and bank charges                                24             31
                                                   ----------     ----------
                                                        9,927          5,837

  Interest income                                         322            161
  Foreign exchange gain                                   441             67
                                                   ----------     ----------
  Net loss                                             (9,164)        (5,609)
                                                   ==========     ==========
  Net loss per share:
    Basic                                               (0.31)         (0.25)
    Diluted                                             (0.31)         (0.25)
                                                   ==========     ==========
  Weighted average number of common
   shares outstanding:
    Basic                                          29,863,793     22,296,061
    Diluted                                        34,817,965     25,551,169
                                                   ==========     ==========

                                                        AT             AT
                                                     MARCH 31        DEC 31
CONSOLIDATED BALANCE SHEETS                            2004           2003
---------------------------                          --------        -------
                                                            $              $
  Cash, cash equivalents and marketable securities     68,367         77,594
  Other current assets                                  5,349          4,503
                                                       ------         ------
  Total current assets                                 73,716         82,097
  Long-term investment                                  4,421          4,421
  Capital assets                                        7,816          7,481
  Other long term assets                                  226            226
                                                       ------         ------
  Total assets                                         86,179         94,225
                                                       ======         ======

  Current liabilities                                   6,525          6,244
  Obligations under capital leases                        305            416
  Shareholders' equity                                 79,349         87,565
                                                       ------         ------
  Total liabilities and shareholders' equity           86,179         94,225
                                                       ======         ======

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial. For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501